                         SECURITIES EXCHANGE COMMISSION

                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )
                                    BIORA AB
                                (Name of Issuer)
                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                 August 25, 2000

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                 X Rule 13d-2(b)
                                    09065Q105

                                 (CUSIP NUMBER)

1)       Name of Reporting                       Pioneer
         Person                                  Investment
                                                 Management Inc.

         IRS Identification                      13-1961193
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)  X

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)  Sole Voting       113627
         Shares                                  Power
         Beneficially Owned                      (6)  Shared Voting     0
                                                 Power
         by Each Reporting
         Person With                             (7)  Sole Dispositive  113627
                                                       Power

                                                 (8)  Shared            0
                                                 Dispositive
                                                        Power

9)       Aggregate Amount Beneficially           113627
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     0.54%

12)      Type of Reporting
         Person (See Instructions)               IA

Item 1(a)         Name of Issuer.

                  BIORA AB

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Mr.Anders  AgeringChief Financial Officer
                  BIORA AB
                  SE-205 12
                  Malmo,  Sweden   20517

Item 2(a)         Name of Person Filing:

                  Pioneer Investment Management, Inc.

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(C)Citizenship:

                  State of Delaware
                  Pioneer Investment Management a/k/a
                  Pioneering Management Corporation

Item 2(d)         Title of Class of Securities:.

                  Common Stock

Item 2(e)         CUSIP Number:.

                  09065Q105

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
                  or 13d-2(b) is:

                  (d)      Investment Adviser registered under Section
                           203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

(a)        Amount Beneficially Owned:                                    113627

(b)        Percent of Class:                                             0.54%

(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             113627

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    113627

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this  statement  is being  filed to report  the fact that as of the date
Hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check here: X Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
                  the Security Being Reported On By the Parent Holding Company.

                  Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.  Notice of Dissolution of the Group.
                  Inapplicable.

Item 10. Certification.

By signing below I certify  that,  to the best of my knowledge  and belief,  the securities  referred to above were  acquired in the ordinary  course of business and were not  acquired for the purpose of and do not have the effect of changing or  influencing  the  control  of the  issuer  of such  securities  and were not acquired in connection with or as a participant in any transactions  having such purposes or effect

After reasonable  inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

     Sepember 1, 2000
     Date

     /s/Robert P. Nault
     Signature

     Robert P. Nault
     Assistant Secretary
     Type Name and Title